EXPENSE LIMITATION AGREEMENT

Forum Funds II

c/o Atlantic Fund Administration

Three Canal Plaza, Suite 600

Portland, ME 04101

November 30, 2024

Taylor Lukof

ABR Dynamic Funds, LLC

17 State Street, Suite 725

New York, NY 10004

Dear Mr. Lukof:

Pursuant to this Expense Limitation Agreement (the “Agreement”), ABR Dynamic Funds, LLC (the “Adviser”) agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) for the ABR Dynamic Blend Equity & Volatility Fund, ABR Dynamic Short Volatility Fund, and ABR 75/25 Volatility Fund (each a “Fund” and together, the “Funds”) do not exceed the levels listed below (the “Expense Limitation”) through the period ended November 30, 2025 (the “Limitation Period”).

ABR Dynamic Blend Equity & Volatility Fund – Institutional Shares	2.00%
ABR Dynamic Blend Equity & Volatility Fund – Investor Shares	2.25%
ABR 50/50 Volatility Fund – Institutional Shares	2.50%
ABR 50/50 Volatility Fund – Investor Shares	2.75%
ABR 75/25 Volatility Fund – Institutional Shares	1.75%
ABR 75/25 Volatility Fund – Investor Shares	2.00%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

With respect to each class of shares, each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses of the Fund that the Adviser reimburses in excess of the Expense Limitation applicable to that class, provided that (i) the repayments do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) to exceed the lesser of (a) the Expense Limitation, or (b) the expense cap in place at the time the advisory fees or Fund expenses were waived or reimbursed, and (ii) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds II and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on November 30, 2025.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/ Zachary Tackett
Zachary Tackett
Title:	President

The foregoing Agreement is hereby accepted as of September 19, 2024.

ABR Dynamic Funds, LLC

By:	/s/ Taylor Lukof
Name:	Taylor Lukof
Title:	Chief Executive Officer

Signature page to the Expense Limitation Agreement